04008696

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bear Stearns Asset Backed Securities I LLC	0001283557
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, April 28, 2004, Series 2004-AC2	333-113636

Name of Person Filing the Document
(If Other than the Registrant)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

BEAR STEARNS ASSET BACKED SECURITIES I LLC

By: ____________________
Name: Baron Silverstein
Title: Vice President

Dated: April 29, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99	Computational Materials	P*

---

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

BEAR STEARNS

FASTrader
FBSABS-04AC2 1A1 ()

FBSABS-04AC2 A ()

Dated Date:	4/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	4/30/04	WAM:	.00
Date of 1st CF:	5/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:		GROUP:	ALL
Face:	.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	A	P-Des:	A
Cusip:		Description:	SENIOR
Orig. Bal:	114,500,000.00	Current Bal:	114,500,000.00
Factor:	1.00	As of:	1/1/01
Coupon:	5.25	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	1/1/01
Delay Days:	24	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.18	1.37	1.81	2.66	3.27	3.72	4.05	4.31	4.52
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.69	4.83	4.95	5.05	5.14	5.21	5.28	5.35	5.54	5.60

Settlement Date: 4/30/2004 Valuation Date: 4/29/2004 Yield Curve: USD Swap

Results

Prepay			0% CPR	FBSABS-04AC2/V50 ACPR	FBSABS-04AC2/V100 ACPR	FBSABS-04AC2/V150 ACPR	FBSABS-04AC2/V200 ACPR
Price	101:13	Yield	5.15	4.99	4.78	4.53	4.28
Price	101:17	Yield	5.14	4.97	4.74	4.48	4.21
Price	101:21	Yield	5.13	4.95	4.70	4.42	4.13
Price	101:25	Yield	5.12	4.93	4.67	4.37	4.06
Price	101:29	Yield	5.11	4.90	4.63	4.32	3.99
Price	102: 1	Yield	5.10	4.88	4.59	4.26	3.92
Price	102: 5	Yield	5.09	4.86	4.56	4.21	3.85

Vector Name	Vector Description
FBSABS-04AC2/V100	**SEE ATTACHED**
FBSABS-04AC2/V150	**SEE ATTACHED**
FBSABS-04AC2/V200	**SEE ATTACHED**
FBSABS-04AC2/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FBSABS-04AC2 1A1 ()	100.00	114,500,000.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader
FBSABS-04AC2 1A3 ()

FBSABS-04AC2 FA ()

Dated Date:	4/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	4/30/04	WAM:	.00
Date of 1st CF:	5/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:		GROUP:	ALL
Face:	.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00

Monthly Prepayment

Date	PSA	CPR

Range:	.00 - .00
CWAM:	1/1/01
Range:	1/1/01 - 1/1/01
Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	FA	P-Des:	FA
Cusip:		Description:	Floater
Orig. Bal:	44,638,909.00	Current Bal:	44,638,909.00
Factor:	1.00	As of:	1/1/01
Coupon:	1.59	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	5/23/04
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

1.0000 x 1-mo LIBOR + 0.5000 Cap 8.0000 @ 7.5000 Floor 0.5000 @ 0.0000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.18	1.37	1.81	2.66	3.27	3.71	4.05	4.31	4.52
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.69	4.83	4.95	5.05	5.15	5.21	5.28	5.35	5.54	5.60

Settlement Date: 4/30/2004 Valuation Date: 4/29/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay			1.09000 0% CPR	1.09000 FBSABS-04AC2/V50 ACPR	1.09000 FBSABS-04AC2/V100 ACPR	1.09000 FBSABS-04AC2/V150 ACPR	1.09000 FBSABS-04AC2/V200 ACPR
Price	99:19	Yield	1.62	1.65	1.69	1.75	1.81
Price	99:23	Yield	1.61	1.63	1.66	1.70	1.74
Price	99:27	Yield	1.60	1.62	1.63	1.65	1.68
Price	99:31	Yield	1.60	1.60	1.60	1.61	1.61
Price	100: 3	Yield	1.59	1.58	1.57	1.56	1.55
Price	100: 7	Yield	1.58	1.57	1.54	1.51	1.48
Price	100:11	Yield	1.57	1.55	1.51	1.47	1.42

Vector Name	Vector Description
FBSABS-04AC2/V100	**SEE ATTACHED**
FBSABS-04AC2/V150	**SEE ATTACHED**
FBSABS-04AC2/V200	**SEE ATTACHED**
FBSABS-04AC2/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FBSABS-04AC2 1A3 ()	100.00	44,638,909.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***

BEAR STEARNS

FASTrader

FBSABS-04AC2 1A4 ()

FBSABS-04AC2 SA ()

Dated Date:	4/1/04	**Pricing**	
Trade Date:	1/1/01	WAC:	.00
Settle Date:	4/30/04	WAM:	.00
Date of 1st CF:	5/25/04	Type:	
Pmts Per Year:		**Collateral**	
Manager:		GROUP:	ALL
Face:	.00	CNWAC:	.00
Speed Assumpt.:		CGWAC:	.00
Monthly Prepayment		Range:	.00 - .00
Date PSA CPR		CWAM:	1/1/01
		Range:	1/1/01 - 1/1/01
		Av. Age:	.00

Cumulative Prepayment

Date	PSA	CPR
1 Mo	.00	
3 Mo	.00	
6 Mo	.00	
12 Mo	.00	

Deal Comments

Tranche Details

Des:	SA	P-Des:	SA
Cusip:		Description:	Inverse
Orig. Bal:	44,638,909.00	Current Bal:	44,638,909.00
Factor:	1.00	As of:	1/1/01
Coupon:	6.41	Cpn Mult.:	
Cap:		Floor.:	
Last Reset:	1/1/01	Next Reset:	5/23/04
Delay Days:	0	Stated Mat:	
Current Pac:		Original Pac:	
S&P:		Fitch:	
Moody:		Duff:	

Coupon Formulas

Formula

-1.0000 x 1-mo LIBOR + 7.5000 Cap 7.5000 @ 0.0000 Floor 0.0000 @ 7.5000

USD Swap	1mo	3mo	6mo	1yr	2yr	3yr	4yr	5yr	6yr	7yr
	1.10	1.18	1.37	1.81	2.67	3.28	3.73	4.06	4.32	4.53
USD Swap	8yr	9yr	10yr	11yr	12yr	13yr	14yr	15yr	20yr	30yr
	4.70	4.84	4.96	5.06	5.16	5.23	5.30	5.37	5.55	5.61

Settlement Date: 4/30/2004 Valuation Date: 4/29/2004 Yield Curve: USD Swap

Results

1M_LIB Prepay			1.09000 0% CPR	1.09000 FBSABS-04AC2/V50 ACPR	1.09000 FBSABS-04AC2/V100 ACPR	1.09000 FBSABS-04AC2/V150 ACPR	1.09000 FBSABS-04AC2/V200 ACPR
Price	7:31	Yield	93.62	81.51	68.57	54.48	38.65
Price	8: 3	Yield	91.91	79.84	66.93	52.86	37.03
Price	8: 7	Yield	90.26	78.23	65.35	51.31	35.47
Price	8:11	Yield	88.67	76.67	63.83	49.80	33.96
Price	8:15	Yield	87.13	75.17	62.36	48.35	32.49
Price	8:19	Yield	85.65	73.71	60.93	46.94	31.08
Price	8:23	Yield	84.21	72.31	59.55	45.58	29.70

Vector Name	Vector Description
FBSABS-04AC2/V100	**SEE ATTACHED**
FBSABS-04AC2/V150	**SEE ATTACHED**
FBSABS-04AC2/V200	**SEE ATTACHED**
FBSABS-04AC2/V50	**SEE ATTACHED**

Security	% of Orig. Bal	Face Value
FBSABS-04AC2 1A4 ()	100.00	44,638,909.00

*** Vectors have been used in one or more scenarios. ***

*** Please see attached document for detailed scenario assumptions used. ***